NEWS RELEASE

BROOKFIELD CONSORTIUM UNABLE TO COMPLETE
ACQUISITION OF O&Y PORTFOLIO

TORONTO, July 7, 2005 – Brookfield Properties Corporation (BPO:NYSE, TSX), and its Canadian based subsidiary, BPO Properties Ltd. (“BPO Properties”) (BPP:TSX) today announced that its bidding consortium, which includes BPO Properties, Canada Pension Plan Investment Board (CPP Investment Board) and a third Canadian institutional investor, received approval from the shareholders of O&Y Properties Corporation (“O&Y Properties”) (OYP:TSX) for its acquisition of the shares of O&Y Properties, but did not receive the required level of approval by O&Y Real Estate Investment Trust (“O&Y REIT”) (OYR.UN:TSX) minority unitholders to complete the acquisition of 100% of its assets under the terms of the definitive agreements announced on June 1, 2005.

“We, along with our partners, are pleased with the outcome of the vote by O&Y Properties shareholders, but of course are disappointed in the outcome of the vote by O&Y REIT minority unitholders. An extensive two-stage bidding process was conducted by experts in this field to ensure that the best possible price was achieved for O&Y’s shareholders and unitholders. More than fifty groups participated in the process; the Brookfield consortium emerged as the top bidder and was selected as the winning bidder by independent committee of O&Y REIT,” commented Ric Clark, President and CEO of Brookfield Properties Corporation.

“Because the O&Y REIT and O&Y Properties transactions are interconditional, we will be assessing our options and will decide in the near future how best to proceed in the circumstances,” added Clark.

* * *

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 46 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.

BPO Properties Ltd., 89% owned by Brookfield Properties, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 17 commercial properties and development sites totaling 14 million square feet, including landmark properties such as the Exchange Tower, home of the Toronto Stock Exchange and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.

Canada Pension Plan Investment Board invests in capital markets the funds not needed by the Canada Pension plan to pay current dividends. Cash flows are currently invested in equities, real estate and infrastructure to balance the cash and bonds owned by the Canada Pension Plan. By increasing the long term value of funds, the CPP Investment Board will help the Canada Pension Plan to keep its pension promise to 16 million Canadians. With a mandate from the federal and provincial governments, the CPP Investment Board is accountable to Parliament and to the federal and provincial finance ministers who serve as the stewards of the CPP. Based in Toronto, CPP Investment Board is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. For more information about the CPP Investment Board, visit www.cppib.ca.

Contact Information

Brookfield Properties and BPO Properties:
Melissa Coley
Tel: 212-417-7215
Email: mcoley@brookfieldproperties.com

***********

Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise